SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CASSAVA SCIENCES INC

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14817C107

(CUSIP Number)

08/16/2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☑   Rule 13d-1(c)

☐   Rule 13d-1(d)

SCHEDULE 13G

CUSIP No.	14817C107

1	**Names of Reporting Persons** Nachtrab Matthew
2	**Check the appropriate box if a member of a Group (see instructions)** ☐ (a) ☐ (b)
3	**Sec Use Only**
4	**Citizenship or Place of Organization** UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With:	5	**Sole Voting Power** 2,267,636.00
	6	**Shared Voting Power**
	7	**Sole Dispositive Power** 2,267,636.00
	8	**Shared Dispositive Power**

9	**Aggregate Amount Beneficially Owned by Each Reporting Person** 2,267,636.00
10	**Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)** ☐
11	**Percent of class represented by amount in row (9)** 4.7 %
12	**Type of Reporting Person (See Instructions)** IN

SCHEDULE 13G

Item 1.

(a)   **Name of issuer:**

CASSAVA SCIENCES INC

(b)   **Address of issuer's principal executive offices:**

6801 N CAPITAL OF TEXAS HIGHWAY, 6801 N CAPITAL OF TEXAS HIGHWAY, AUSTIN, TEXAS, 78731

Item 2.

(a)   **Name of person filing:**

Matthew Joseph Nachtrab

(b)   **Address or principal business office or, if none, residence:**

116 Adalia Ave.
Tampa, FL 33606

(c)   **Citizenship:**

United States

(d)   **Title of class of securities:**

Common Stock

(e)   **CUSIP No.:**

14817C107

Item 3.   **If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:**

(a)   ☐   **Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);**

(b)   ☐   **Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);**

(c)   ☐   **Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);**

(d)   ☐   **Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);**

(e)   ☐   **An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);**

(f)   ☐   **An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);**

(g)   ☐   **A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);**

(h)   ☐   **A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);**

(i)   ☐   **A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);**

(j)   ☐   **A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:**

(k)   ☐   **Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).**

Item 4.	Ownership

(a)   **Amount beneficially owned:**

2267636

(b)   **Percent of class:**

4.7% %

(c)   **Number of shares as to which the person has:**

(i) Sole power to vote or to direct the vote:

2267636

(ii) Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:

2267636

(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of 5 Percent or Less of a Class.

☑   Ownership of 5 percent or less of a class

Item 6.	Ownership of more than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nachtrab Matthew

Signature:	**Matthew Nachtrab**
Name/Title:	**Individual Investor**
Date:	**11/26/2024**

Exhibit Information

Certification for 240.13.d01(c)